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                                                                 Exhibit (c)(11)

                                                                  UPDATA CAPITAL



October 4, 1999

PRIVILEGED & CONFIDENTIAL

Mr. James E. McGowan
President & Chief Executive Officer
EIS INTERNATIONAL, INC.
555 Herndon Parkway
Herndon, Virginia 20170

Dear Jim:

Updata Capital, Inc. ("Updata") would be pleased to represent EIS International, Inc. ("EIS" or "the Company") in negotiations to merge or sell the Company. This letter summarizes our proposed approach to this assignment and outlines the fee arrangement.

Background/Analytical Phase

We will independently determine the value of EIS. Based on our appraisal and your input, we will determine a fair value range for the company.

Due Diligence Phase

Once a potential buyer has ascertained their interest in the company, we will make recommendations in order to prepare the Company for proper analysis. We will also assist you in gathering and presenting the appropriate data requested by any potential buyer.

Bidding Phase

Once a potential buyer has determined that they are interested in a purchase of the Company, we will work with this entity in formulating the Letter of Intent. We will analyze the structure of the transaction, including consideration of your financial, accounting, tax and legal effects of the transaction structure. We will advise you as to our recommendation to the most suitable method for satisfying your objectives.

Confidential Information

During the term hereof and thereafter, Updata will not directly or indirectly disclose to any third party EIS Confidential Information without EIS' prior written consent. EIS hereby consents to the release of EIS Confidential Information to officers, directors, employees or agents of SER Systems A.G. on a need-to-know basis.

Execution of the Sale

Following an agreement in principle, we will assist you in organizing and coordinating the many parties (legal, accounting and others) involved and will help attend to the numerous technical details required in closing a transaction. These tasks are often the most time-consuming aspects of a transaction, requiring an anticipation of problems and experienced coordination of attorneys,
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                                                               EIS International
                                                                     Page 2 of 3

accountants and other experts as appropriate, while at the same time, making sure the understandings between the principals are not unnecessarily affected.

Our experience has shown that the anticipation and solution of problems between the time that agreement is reached among the parties and the closing, materially increase the chances of bringing the transaction to a successful and timely conclusion.

Compensation, Expenses and Indemnification

Our fees for services in connection with this assignment are as follows:

1) A non-refundable retainer fee of $25,000 to be applied against the success fees in No. 2 below.

2) A "success" fee, upon consummation of an acquisition of EIS, of 1.1% of the consideration paid to EIS if the acquirer is SER Systems, AG. If acquirer is another entity, then the consideration shall be 5% of the first five million dollars of consideration, 3% of the next five million dollars of consideration and 1% of all consideration beyond the first ten million dollars received initially and subsequently. If any portion of the aggregate consideration is paid in the form of securities, the value of such securities, for purposes of calculating the success fee, will be determined by the average of the last sales prices for such securities on the five trading days ending prior to the date of consummation of the transaction. This success fee shall be based upon the sale price and any other economic benefits inuring to the seller. The calculated success fee shall be due and payable in cash at the dosing of a transaction. All success fees due under this paragraph shall be reduced by the retainer fee paid pursuant to No. 1 above.

         For the purpose of calculating the success fee, the consideration shall include the gross amount paid by the Buyer, including (i) the assumption of or re-payment of any indebtedness due to any external financing source or affiliate of the Company and (ii) the value of the balance sheet, if retained by the Company.

3) If the transaction consummated by the Company includes "contingent payments", Updata and EIS shall mutually attempt to agree on the net present value of such payments. Updata's success fee would then be calculated including the net present value of the future contingent payments. If Updata and EIS do not agree on the net present value of the contingent payments, then Updata shall receive its success fees as EIS is paid by the acquiring entity.

4) It is our practice to be reimbursed monthly for out-of-pocket expenses. These expenses shall be reasonable in their purpose and amount, and shall be subject to review and acceptance by EIS. Out-of-pocket expenses shall be paid regardless of whether or not the transaction is completed.

In consideration of this agreement to act on your behalf in connection with the sale of the Company, EIS agrees to indemnify us from and against any third-party losses, claims, damages
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                                                               EIS International
                                                                     Page 3 of 3

or liabilities related to or arising out of this engagement or our role in connection therewith and EIS agrees to reimburse us for all expenses (including reasonable counsel fees) in connection with any such action or claim except for losses, claims, liabilities or expenses that result from Updata's negligence, omissions or misconduct EIS also agrees we shall not have any liability to EIS in connection with this engagement, except for losses, claims, damages, liabilities or expenses incurred by EIS that result from our negligence, omissions or misconduct.

This effort will take place at once, and will continue until terminated by either party, in writing, on at least 30 days notice, but not earlier than (6) months from the date hereof ("Initial Term"). During the term of our agreement, our representation of EIS shall be exclusive and we shall be entitled to our schedule of fees should a sale take place, in whole or in part, whether or not we effected the original introductions.

Upon termination of our services, we will prepare a list of companies ("Schedule of Potential Buyers") whom we contacted at the Company's request or were in direct contact with the Company during the Initial Term. We would also be entitled to our fees should a sale take place within the first twelve months after expiration of this period with a party listed on the Schedule of Potential Buyers.

We look forward to assisting you in this very important transaction.

Please return one executed copy of this letter.

Very truly yours,

UPDATA CAPITAL, INC.

/s/ John F. Burton

JOHN F. BURTON

Managing Director

                                       Accepted And Agreed To:

                                       EIS INTERNATIONAL, INC.

                                            /s/ James E. McGowan
                                       ----------------------------------------
                                       By:  James E. McGowan
                                            President & Chief Executive Officer

                                            5 Oct. 1999
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                                      Date